UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: July, 2019

GRANITE REAL ESTATE INVESTMENT TRUST

(Commission File Number: 001-35771)

(Name of registrant)

GRANITE REIT INC.

(Commission File Number: 001-35772)

(Name of registrant)

77 King Street West, Suite 4010, P.O. Box 159

Toronto-Dominion Centre

Toronto, Ontario

M5K 1H1

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐         Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRANITE REAL ESTATE INVESTMENT TRUST

Date: July 31, 2019	By:	/s/ Teresa Neto
Name: Teresa Neto
Title: Chief Financial Officer

GRANITE REIT INC.

Date: July 31, 2019	By:	/s/ Teresa Neto
Name: Teresa Neto
Title: Chief Financial Officer

FORM 6-K EXHIBIT INDEX

Exhibit No.

Exhibit 99.1	Second Quarter 2019 Report to Unitholders, including the unaudited condensed combined financial statements and management’s discussion and analysis of results of operations and financial position for the period ended June 30, 2019.

Exhibit 99.2	Granite Announces 2019 Second Quarter Results

Exhibit 99.3	Form 52-109F2 – Certification of Interim Filings – President and Chief Executive Officer

Exhibit 99.4	Form 52-109F2 – Certification of Interim Filings – Chief Financial Officer